November 1, 2004

                 Highlights of Unconsolidated Financial Results
                             for FY2005 Semi-Annual
                   (April 1, 2004 through September 30, 2004)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                       (Billions of yen unless otherwise specified)
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                                  FY2004              FY2005 semi-annual                            FY2005 Forecast
                                semi-annual                                                  (Apr. 2004 through Mar. 2005)
                                (Apr. 2003       (Apr. 2004     % of change        Revised     % of change from     Initial
                                  through        through Sep.  from previous       Forecast          FY2004         Forecast
                                Sep. 2003)          2004)       semi-annual
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
Domestic vehicle production          1,682            1,802            7.1%           3,690             3.7%        3,610
(Thousand units)
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Overseas vehicle production          1,307            1,511           15.6%           3,080            12.4%        3,050
(Thousand units)
-----------------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales                 830              838            1.0%           1,760          -  0.3%        1,790
(Thousand units)
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Exports                                890              967            8.7%           1,950             4.8%        1,880
(Thousand units)
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Houses                               1,951            1,981            1.5%           4,300             6.5%        4,100
(Units)
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Net sales                          4,302.1          4,459.7            3.7%         9,100.0             1.5%      9,000.0
 Domestic                          1,667.5          1,723.0            3.3%
 Export                            2,634.5          2,736.7            3.9%
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Operating income                     459.1            392.3         - 14.5%           730.0          - 12.4%        700.0
(Income ratio)                     (10.7%)           (8.8%)                          (8.0%)
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Ordinary income                      510.5            442.3         - 13.4%           890.0           - 2.8%        830.0
(Income ratio)                     (11.9%)           (9.9%)                          (9.8%)
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Income before income taxes           510.5            417.3         - 18.3%           860.0           - 3.6%        800.0
(Income ratio)                     (11.9%)           (9.4%)                          (9.6%)
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Net income                           338.0            263.7         - 22.0%           540.0           - 7.1%        520.0
(Income ratio)                      (7.9%)           (5.9%)                          (5.9%)
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Factors contributing to                       Operating income decreased by    Operating income is expected
increases and decreases in                    66.8 billion yen.                to decrease by 103.7 billion
operating income                                                               yen.

                                              (Decrease)                       (Decrease)
                                              Effects of changes               Effects of changes
                                              in exchange rates     - 100.0    in exchange rates     - 150.0
                                              Increases in R&D                 Increases in R&D
                                              expenses, etc.         - 86.8    expenses, etc.        - 123.7

                                              (Increase)                       (Increase)
                                              Marketing efforts        80.0    Cost reduction           90.0
                                              Cost reduction           40.0    efforts                  80.0
                                              efforts                          Marketing efforts
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Exchange rates                 (Yen)118/US$              Yen110/US$                       Yen107/US$             Yen105/US$
                               (Yen)134/Euro             Yen133/Euro                      Yen132/Euro            Yen125/Euro
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Capital investment                 120.3                   115.7                            300.0                  300.0
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Depreciation expenses              123.5                   121.9                            250.0                  250.0
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R&D expenses                       259.0                   302.1                            620.0                  590.0
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Interest-bearing debt              533.6                   500.6
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Performance evaluation                             Increase in sales and
                                                decrease in ordinary income
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Number of employees                 66,099                64,408
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

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.